

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2012

Via E-mail
Mr. R. Thomas Kidd
Chief Executive Officer
DoMark International, Inc.
254 S Ronald Reagan Blvd, Ste. 134
Longwood, FL 32750

Re: DoMark International, Inc.
Form 10-K for Fiscal Year Ended May 31, 2011
Filed September 14, 2011
File No. 333-136247
Item 4.02 Form 8-K
Filed November 22, 2011
File No. 333-136247

Dear Mr. Kidd:

We issued comments to you on the above captioned filings on January 4, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 9, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 9, 2012, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director